Exhibit 99.2

October 11, 2021

Mr. Joseph Stillwell

Chairman of the Board of Directors Wheeler Real Estate Investment Trust, Inc. 2529 Virginia Beach Boulevard

Virginia Beach, VA 23452

VIA OVERNIGHT COURIER

Dear Mr. Stillwell:

We are owners of Series B Convertible Preferred Stock (“Series B”) of Wheeler Real Estate Investment Trust, Inc. (“Wheeler”) and Series D Cumulative Convertible Preferred Stock (“Series D”) of Wheeler. As you know, since October 15, 2018 dividends on the Series B and Series D have accrued and accumulated on a quarterly basis without be paid.

Wheeler’s governing documents impose restrictions on Wheeler when there are accrued but unpaid dividends on the Series B or Series D. Those restrictions include, but are not limited to, a prohibition on distributions of property to junior shareholders. Wheeler’s recent distribution of rights and notes in the face of unpaid dividends to the Series B and D shareholders, is an egregious breach of the restrictions in its governing documents and violation of the rights of its Series B and Series D shareholders.

As a result of Wheeler’s breach, all accrued and unpaid dividends accruing on or before July 15, 2021 with respect to Series B and Series D became immediately due and payable.

Accordingly, we respectfully request that Wheeler immediately pay all accrued and unpaid dividends accruing on or before July 15, 2021 with respect to Series B and Series D.

In addition, the Amendments to Terms of Series B Preferred Stock (Proposal 2), which purport to deprive Series B shareholders of their right to accrued dividends, will be under consideration by the stockholders at the Special Meeting of Common Stockholders to be held November 3, 2021. As the Series B shareholders have a vested right to those dividends, we respectfully request that Wheeler withdraw Proposal 2 from consideration.

Consequently, please be advised that if Wheeler does not promptly take the actions described above we will have no alternative other than to file suit and seek all available remedies, including injunctive relief. We confess that we are disappointed that Wheeler’s actions have brought us to this pass and, while we of necessity reserve the right to take such further action as we deem prudent, we hope that this situation can be brought to a speedy and amicable resolution and Wheeler can once again resume regular payment of dividends.

Sincerely,

STEAMBOAT CAPITAL PARTNERS MASTER FUND, LP STEAMBOAT CAPITAL PARTNERS II, LP

/s/ Parsa Kiai
Parsa Kiai
Managing Member
Steamboat Capital Partners LLC, Investment Manager